FOR BROKER-DEALER
USE ONLY

                         AMERICAN TAX EXEMPT BOND TRUST
                            CONSENT PROPOSAL SUMMARY

BACKGROUND:
                          Shares in American Tax Exempt Bond Trust (the "Company", or "ATEBT") were offered as a direct investment to investors from November 1994 to October, 1996; the total capital raised of approximately $29.7 million was primarily from clients of Wheat First Butcher Singer (now First Union Securities). ATEBT is managed by an affiliate of Related Capital Company (the "Manager") and is currently a closed-end, finite-life business trust that is not permitted to raise additional funds or invest in additional tax-exempt first mortgage bonds, except to reinvest proceeds from repayments received through September 2002. The Company currently owns a portfolio of four first mortgage bonds ("FMBs") on multifamily properties. The Company was formed to be held by investors until the assets were liquidated, which at the earliest was expected to be between 2004 and 2006. Through June 30, 2000 (paid August 14, 2000), an investor since inception would have been paid approximately $8.33 in cumulative quarterly distributions per original $20 share.
PROPOSAL:

                          To merge ATEBT with and into a subsidiary of CharterMac, such that ATEBT will be owned by CharterMac. CharterMac is publicly traded on the American Stock Exchange under the symbol CHC and has approximately 20.6 million shares outstanding. CharterMac invests in tax-exempt mortgage bonds which finance multifamily housing. The businesses of both CharterMac and ATEBT are substantially identical. The proposed business combination provides liquidity and creates greater potential overall value than each of the companies separately. As consideration in the merger, investors will have the right to receive
                          1.43112 CharterMac common shares for each ATEBT share they own.


DATE OF PROXY MAILING TO
INVESTORS:                                           August 14, 2000

DEADLINE TO VOTE:                                    October 13, 2000

SHARES OUTSTANDING:                                  1,463,521


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INVESTORS ARE BEING ASKED TO VOTE ON THE FOLLOWING 5 PROPOSALS:

1. To approve the merger of ATEBT with and into CM Holding Trust, a wholly-owned subsidiary of CharterMac;

2. To adopt an amendment to ATEBT's trust agreement to remove Section 23.2, to be effective immediately prior to the merger, which contains a provision which may otherwise grant ATEBT shareholders who vote "no" on the proposed merger, the choice of (a) accepting CharterMac common shares or (b) either (1) remaining a shareholder of ATEBT or (2) receiving cash for their ATEBT shares equal to each ATEBT shareholder's pro rata share of the appraised value of the net assets of ATEBT;

3.    To adopt an amendment to ATEBT's trust agreement to remove Sections 23.2
      (a) through (d), to be effective immediately prior to the merger, which contain restrictions that could be construed to prohibit the consummation of the merger;

4. To adopt an amendment to ATEBT's trust agreement to remove Section 15.4.9, to be effective immediately prior to the merger, which contains a provision which could be construed to otherwise prevent Related AMI or its affiliates, including for this purpose CharterMac, from purchasing first mortgage bonds from ATEBT in the merger.

5.    To approve an extension to the solicitation period, if necessary.


ADVANTAGES OF THE PROPOSAL

o ATEBT is currently an unlevered, non-listed, closed-end finite-life trust that owns FMBs. The proposal would convert the illiquid ownership of ATEBT common shares into ownership of CharterMac's common shares that are listed on the American Stock Exchange.

o If ATEBT continues to operate under its existing business plan, the distribution payable to ATEBT shareholders would have to be reduced because its cash available from operations can not support its current quarterly distribution without the Manager's continued deferral of payment of its fees. This will result in a decrease in the annualized return.

o Ability to have a distribution paid solely from interest received on bond investments and not supported by a return of capital or accrual of fees owed to its Manager.

o As of June 30, 1999, which is the date the exchange ratio was determined, the merger consideration to be received by the ATEBT shareholders was above the then current fair market value of ATEBT's net assets after taking into account the fact that Related AMI is willing to waive deferred and unpaid expenses, reimbursements and fees due as of June 30, 1999.

o Because Related Charter is familiar with ATEBT's assets, the transaction costs associated with the merger should be approximately $890,000 lower than if ATEBT were merged with a third party.


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o     ATEBT shareholders would own shares in a company that has significantly greater diversification;

o Ability to benefit from the future growth associated with an open end, infinite life company that has the ability to acquire additional bond investments from the proceeds of periodic equity and debt offerings.



RISK FACTORS

o The merger consideration is a fixed number and will not be adjusted.

o That shareholders may have originally invested in ATEBT because it was structured as an entity which would sell its assets and distribute the proceeds to them and may not want to own an interest in an ongoing business.

o That the structure of the transaction requires the elimination of the cash-out option and the prohibition on sales to affiliates which were protections afforded to shareholders in the ATEBT trust agreement in the event of a transaction such as this merger due to the structure of the merger.

o The perceived conflict of interest of Related AMI since it is owned by the same entities that own Related Charter.

o     The transaction is a taxable event to ATEBT shareholders.


TAX CONSEQUENCES

To assist ATEBT shareholders in estimating the federal income tax consequences of the merger, the following example has been prepared assuming that the ATEBT shares were acquired in ATEBT's initial offering at $20 per share, and further assuming all necessary adjustments to the shareholder's tax basis in their shares due to distributions on their ATEBT shares. The estimated fair market value is calculated based on the number of CharterMac shares received in the merger, 1.43112, multiplied by the closing CharterMac common share price of $12.8125 on June 30, 1999. However, the tax liability with respect to the gain will be the difference between the value as of the closing of the merger of the CharterMac common shares received over the adjusted basis in the exchanged ATEBT shares.

           Net per share adjusted tax basis                   $18.23
           Estimated per share gain:                          $ 0.11

The character of the ATEBT shareholders' gain or loss, if any, should be capital in nature. Whether any such capital gain or loss will be long term or short term is determined by the ATEBT shareholders' holding period in the ATEBT shares transferred to CharterMac.


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CONSENT VOTE SPECIFICS

Consent solicitation materials have been mailed to investors on August 14, 2000. Votes must be received by October 13, 2000 in order to be counted. However, if the Company receives a majority of shareholder votes in favor of the proposals after September 13, 2000, the Company may close the vote. All five proposals (except the proposal to extend the solicitation period) require the affirmative vote of the holders of a majority of the outstanding ATEBT shares. The form of consent allows shareholders the ability to vote once regarding all 5 proposals, or to vote in the affirmative or negative on each individual proposal. Failing to submit a consent form is the same as a vote against approval and adoption of the merger. Consummation of the merger is conditioned on the approval of the amendments to the ATEBT trust agreement.



SUMMARY:

While the proposal involves changes in the Company's investment objectives, primarily with regard to the finite life status of the fund, the proposal allows ATEBT shareholders the opportunity to better position themselves to maintain their current distribution rate.

For additional information on the proposal please contact:

     At First Union Securities:    Leah Wehinger       (804) 782-3473

     At Related Capital:           Brenda Abuaf        (800) 600-6422, ext. 2090
                                   Veronica Hunt       (800) 600-6422, ext. 2077